Mynaric Updates on Operational Continuity and Ongoing Production and Deliveries

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Mynaric is continuing to ramp up and increase deliveries of its flagship CONDOR Mk3
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StaRUG proceedings intended to place company on secure financial footing moving forward

MUNICH, March 10, 2025 – Mynaric(NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective, and scalable laser communications products, today confirms that it is continuing to ramp up production and customer deliveries of the CONDOR Mk3 optical communications terminal and updates on the background to the company's StaRUG proceedings.

“We are continuing to deliver on our promise to the industry to provide scalable products that meet evolving program requirements, and drive innovation in areas such as multi-orbit constellations. To maintain our industry position, we must continue delivering to existing customers while advancing future applications of optical communications technology.”

- Joachim Horwath, Chief Technology Officer and founder of Mynaric

The StaRUG proceedings, once completed, would provide for significant debt relief, enabling the company to continue to serve its current and potential customers, suppliers and partners.

“We firmly believe that this restructuring is the best course of action for Mynaric's future. With the support and trust of our lenders, we are confident in our ability to navigate this period successfully and emerge as an even stronger and more reliable partner.”

- Andreas Reif, Chief Restructuring Officer of Mynaric

Focus on Delivering on Existing Contracts and Winning Future Opportunities

Mynaric is also continuing to pursue opportunities that explore the use of free-space optical communications for additional space programs.

“Mynaric remains fully committed to delivering high-quality products to our customers throughout this process. The continued support of our lenders strengthens our financial position, enabling us to meet the needs of our current customers while expanding to support future partners seeking to deploy our industry-leading optical communication terminals.”

- Tim Deaver, Vice President of Global Sales & Solutions

In addition to contributing to the U.S. Space Development Agency’s (SDA) Proliferated Warfighter Space Architecture (PWSA) Tranche 1 and Tranche 2 programs, Mynaric has also been recognized as a key development partner in Phase 2 of DARPA’s Space-BACN program, and has been selected by both the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and the German government to contribute to multiple projects to develop quantum communication capabilities.

Establishing a Stable Financial and Operational Footing Moving Forward

Mynaric’s lenders agreed to the restructuring concept on the condition that Mynaric initiates StaRUG proceedings and that the restructuring plan provides for a capital reduction to zero.

“The aim of the StaRUG proceedings is to create a fresh start for Mynaric without affecting our operational model or manufacturing processes. By reducing the debt burden and recapitalizing the balance sheet, Mynaric can invest in high-tech advancements, maintain competitive pricing and secure our position as an industry leader.”

- Andreas Reif, Chief Restructuring Officer of Mynaric

To enable Mynaric to cover its expected ongoing operational and working capital until the conclusion of the StaRUG proceedings, Mynaric’s lenders committed a fourth bridge loan of USD 28 million in February 2025 as well as an additional USD 25 million restructuring loan, giving Mynaric the necessary resources to support its production plan and ongoing operations.

The implementation of the financial restructuring through the StaRUG proceedings would safeguard jobs, protect creditor interests, and significantly reduce Mynaric’s cash interest burden.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.